AGREEMENT TO PURCHASE MINERAL CLAIMS

THIS AGREEMENT dated February 17, 2010

AMONG:

ALMADEN MINERALS LTD.
("**Almaden**")

AND

MINERA GAVILAN, S.A. DE C.V.
("**Gavilan**", and together with Almaden, the "**Vendors**")

AND

LINCOLN MINING CORPORATION
("**Lincoln Mining**")

AND

MINERA LINCOLN DE MEXICO, S.A. DE C.V.
("**Minera Lincoln**")

AND

LINCOLN GOLD CORPORATION
("**Lincoln Gold**", and together with Lincoln Mining and Minera Lincoln, the "**Lincoln Entities**")

WHEREAS:

A. The Vendors are the legal and beneficial owners of the Bufa Property, subject to the terms of the Option Agreement;

B. The parties entered into the Property Purchase Agreement which sets forth the principal terms of the agreement pursuant to which the Vendors will sell, assign and transfer to Minera Lincoln, and Minera Lincoln will purchase from the Vendors, a 100% interest in and to the Bufa Property;

C. The Property Purchase Agreement provides that the parties will enter into a formal, definitive agreement incorporating the terms of the Property Purchase Agreement; and

D. The parties wish to enter into this Agreement as the definitive agreement in respect of the transaction contemplated by the Property Purchase Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained the parties hereto covenant, agree, represent and promise as follows:

1. DEFINITIONS

As used in this Agreement, including in the above recitals, the following terms have the following meanings:

(a) "**Bufa Property**" means the claims located in the State of Chihuahua, Mexico as described in Schedules A and B attached hereto;

(b) "**Closing**" means the completion of the purchase and sale contemplated in this Agreement;

(c) **"Closing Date"** means February 19, 2010 or such earlier or later date as the parties may mutually agree in writing;

(d) **"Commercial Production"** means the operation on the Bufa Property or any part thereof as a mine, but does not include milling for the purpose of testing or milling by a pilot plant;

(e) **"El Chapito Claims"** means the claims set forth in Schedule B hereto;

(f) **"El Chapito Letter Agreement"** means the letter agreement dated September 11, 2009 between Almaden and Lincoln Mining, which provides that the El Chapito Claims acquired by Minera Lincoln pursuant to the El Chapito Purchase Agreement are made subject to the area of interest provisions of the Option Agreement;

(g) **"El Chapito Purchase Agreement"** means the Property Purchase and Sale Agreement dated September 15, 2009 among Arturo Perez Saenz, Lincoln Mining and Minera Lincoln;

(h) **"Lincoln Entities"** means Lincoln Mining, Minera Lincoln and Lincoln Gold;

(i) **"Lincoln Mining Shares"** means 6,000,000 common shares in the capital of Lincoln Mining;

(k) **"Minerals"** means any and all ores (and concentrates or metals derived therefrom) of precious, base or industrial minerals, in, on or under the Bufa Property which may lawfully be explored for, mined and sold by the Lincoln Entities pursuant to the instruments of title under which the Bufa Property is held;

(j) **"Option Agreement"** means the Option Agreement Bufa Property dated April 12, 2007 among Almaden, Gavilan and Lincoln Gold;

(k) **"Property Purchase Agreement"** means the Property Purchase Agreement dated November 19, 2009 entered into between the Vendors and the Lincoln Entities;

(l) **"Royalty"** means a production royalty of 2% of Net Smelter Revenue (as described in Section 3) from the sale or other disposition of Minerals produced from the Bufa Property; and

(m) **"TSXV"** means the TSX Venture Exchange.

2. PURCHASE AND SALE

2.1. Pursuant to the terms and conditions of this Agreement, the Vendors agree to sell, assign and transfer to Minera Lincoln, and Minera Lincoln agrees to purchase from the Vendors (a) a 100% interest in and to the Bufa Property and (b) all of the Vendors' interest in the El Chapito Claims, free and clear of all liens and encumbrances, save for the royalty.

2.2. In consideration of and for the sale of the Bufa Property pursuant to Section 2.1, on the Closing:

(a) Lincoln Mining shall issue to Almaden the Lincoln Mining Shares; and

(b) Minera Lincoln will grant the Royalty to Gavilan.

2.3. If, prior to the issuance of the Lincoln Mining Shares, there is any reorganization of the authorized capital of Lincoln Mining by way of consolidation, merger, sub-division, amalgamation or

otherwise, then there shall automatically be a corresponding adjustment to the number of Lincoln Mining Shares to be issued to Almaden hereunder.

3. ROYALTY

3.1. Following the Closing, Minera Lincoln shall pay to Gavilan the Royalty from the sale or other disposition of Minerals produced from the Bufa Property, in accordance with the provisions set forth in Schedule C hereto.

3.2. Payments of the Royalty will be net of and subject to any withholding by Minera Lincoln if then required under applicable Mexican income tax and any value added tax as then required by applicable law.

4. RIGHT TO PURCHASE ROYALTY

4.1. After the Closing, Minera Lincoln shall be entitled to purchase up to 1% of the Royalty within one (1) year following a decision to put the Bufa Property into Commercial Production, for a fair market value purchase price to be determined by an independent third party consultant as at the time of such production decision. Such consultant shall determine the fair market value purchase price based on information available in a bankable feasibility study to be prepared or commissioned by Lincoln Mining as a basis for a decision to put the Bufa Property into Commercial Production.

4.2. The consultant referred to in Section 4.1 shall be selected by mutual agreement of Lincoln Mining and Gavilan. If the parties cannot agree on the consultant, the selection of the consultant shall be made in accordance with Section 12.

5. TERMINATION OF OPTION AGREEMENT

5.1. The parties agree that the Option Agreement and the El Chapito Letter Agreement shall, without any further act or formality, terminate effective as of the Closing and shall thereafter be of no further force or effect. For greater certainty, the Vendors shall cease to have any interest in the El Chapito Claims save and except the royalty effective on the Closing without any further act or formality of the parties.

6. REPRESENTATIONS AND WARRANTIES

6.1. Representations and Warranties of the Vendors

The Vendors, jointly and severally, represent and warrant to the Lincoln Entities that the representations and warranties set forth below are true and correct as of the date hereof and shall be true and correct as of the Closing:

(a) each of the Vendors is duly incorporated in its jurisdiction of incorporation;

(b) Almaden is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and its common shares are listed on the Toronto Stock Exchange and the American Stock Exchange;

(c) the Vendors have the requisite corporate power to enter into this Agreement and to perform their obligations hereunder;

(d) the execution and delivery of this Agreement by the Vendors and the performance of their obligations hereunder have been duly authorized by all necessary corporate or other action on the part of the Vendors;

(e) neither the execution and delivery of this Agreement nor the performance of the obligations hereunder will conflict with, result in a breach of or accelerate the performance required by any agreement to which either of the Vendors is a party;

(f) the Bufa Property is fully and accurately described in Schedules A and B attached hereto;

(g) the Vendors are the legal and beneficial owners of a 100% interest in and to the Bufa Property, and have good, valid and marketable title to the Bufa Property, free and clear of any lien or encumbrance of every nature and kind, subject to the terms of the Option Agreement;

(h) the concessions comprised in the Bufa Property have been duly and validly located, created, recorded, filed and issued pursuant to the laws of Mexico and, to the knowledge of the Vendors, are in good standing with Mexican mining authorities on the date hereof and until the dates set out in Schedule A attached hereto;

(i) to the knowledge of the Vendors, all assessment work required to hold the claims comprising the Bufa Property has been performed and all governmental fees have been paid and all filings required to maintain the claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies, the claims are free and clear of all encumbrances or defects in title, and the Vendors have no knowledge of any conflicting claims;

(j) to the knowledge of the Vendors, there is no adverse claim or challenge against or to the Vendors' ownership of or title to the Bufa Property, or any portion thereof, nor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Bufa Property, or any portion thereof or interest therein, other than the Option Agreement, and no person has any royalty or interest whatsoever in the production or profits from the Bufa Property or any portion thereof;

(k) to the knowledge of the Vendors, all applicable federal, state, local, foreign or other tax returns or filings, assessments, rentals and levies or other payments relating to the Bufa Property and required to be made to any federal, state, local or foreign governmental agency have been made and such returns have been materially complete and accurate;

(l) to the knowledge of the Vendors, there has been no known spill, discharge, deposit, leak, emission or other release of any hazardous substance or pollutant, contaminant, toxic or dangerous waste, substance or material, as defined or regulated by any applicable law, regulation or governmental authority from time to time placed, held, located, used or disposed of, on, under or at the Bufa Property;

(m) to the knowledge of the Vendors, there are no existing or threatened actions, suits, claims or proceedings regarding the Bufa Property and there are no outstanding notices, orders, assessments, directives, rulings or other documents issued in respect of the Bufa Property by any governmental authority;

(n) to the knowledge of the Vendors, there are no outstanding work orders, actions, or other obligations required or reasonably anticipated to be required to be taken or fulfilled in respect of the reclamation, rehabilitation, restoration or abandonment of the Bufa Property;

(o) the Vendors are not aware of any facts relating to the Bufa Property which, if known to the Lincoln Entities, could reasonably be expected to cause them to decide not to enter into this Agreement;

(p) Almaden is acquiring the Lincoln Mining Shares pursuant to exemptions under the applicable securities laws of British Columbia; and

(q) Almaden acknowledges that the share certificates representing the Lincoln Mining Shares will carry a legend restricting the transfer of the Lincoln Mining Shares within Canada until the date that is four months plus one day following the date of issuance of the Lincoln Mining Shares and such other legends as required by the TSXV.

Exploration activities have been conducted on the Bufa Property for a considerable time by the Lincoln Entities and, accordingly, "knowledge" means actual knowledge of the existence or absence of facts, as the case may be, without the undertaking of any independent or other investigation or review to determine the existence or absence of facts.

6.2. Representations and Warranties of the Lincoln Entities

The Lincoln Entities, jointly and severally, represent and warrant to the Vendors that the following representations and warranties are true and correct as of the date hereof and shall be true and correct as of the Closing:

(a) each of the Lincoln Entities is duly incorporated or continued in its jurisdiction of incorporation or continuance;

(b) Lincoln Mining is a reporting issuer in British Columbia and Alberta and its common shares are listed on the TSXV;

(c) the Lincoln Entities have the requisite corporate power to enter into this Agreement and to perform their obligations hereunder;

(d) the execution and delivery of this Agreement by the Lincoln Entities and the performance of their obligations hereunder have been duly authorized by all necessary corporate or other action on the part of the Lincoln Entities;

(e) neither the execution and delivery of this Agreement nor the performance of the obligations hereunder will conflict with, result in a breach of or accelerate the performance required by any agreement to which any of the Lincoln Entities is a party;

(f) Lincoln Mining has an authorized share capital consisting of an unlimited number of common shares, of which 58,388,067 common shares are issued and outstanding as at the date hereof; and

(g) upon the Closing, the Lincoln Mining Shares shall be issued to Almaden as fully paid and non-assessable.

7. COVENANTS

7.1. Covenants of the Vendors

The Vendors covenant and agree with the Lincoln Entities as follows:

(a) the Vendors will use all reasonable commercial efforts to obtain all required third party consents and any shareholder approvals, consents or agreements such that Minera Lincoln is able to acquire the Bufa Property at the Closing; and

(b) the Vendors shall assist the Lincoln Entities with obtaining all regulatory approvals by providing them with such information as may be reasonably requested by the Lincoln Entities respecting the transactions contemplated by this Agreement.

7.2. Covenants of the Lincoln Entities

The Lincoln Entities covenant and agree with the Vendors as follows:

(a) Lincoln Mining shall use all reasonable commercial efforts to obtain all required consents, approvals and filings as may be required for the transactions contemplated under this Agreement, including approval of the TSXV; and

(b) the Lincoln Entities shall assist the Vendors with obtaining all third party approvals by providing the Vendors with such information as may be reasonably requested by the Vendors respecting the transactions contemplated by this Agreement.

8. CLOSING CONDITIONS

8.1. Conditions for the Benefit of the Lincoln Entities

The purchase and sale of the Bufa Property is subject to the following conditions being satisfied at or prior to the Closing, which are for the exclusive benefit of the Lincoln Entities and may be waived, in whole or in part, by the Lincoln Entities in their sole discretion:

(a) the representations and warranties of the Vendors contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as if such representations and warranties had been made on and as of such date and each of the Vendors shall have executed and delivered a certificate to that effect;



(b) the Vendors shall have fulfilled or complied with all covenants contained in this Agreement to be fulfilled or complied with by them at or prior to the Closing, and each of the Vendors shall have executed and delivered a certificate to that effect;

(c) receipt of all consents from third parties and stock exchanges that are necessary to complete the transactions contemplated by this Agreement, including, without limitation, the consent of the TSXV;

(d) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, and all consents, orders and approvals required or necessary or desirable for the completion of the transactions contemplated by this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, all on terms satisfactory to the Lincoln Entities, acting reasonably; and

(e) the Vendors shall deliver or cause to be delivered to the Lincoln Entities the following:

(i) an officer's certificate covering the items referred to in Section 8.1(a) and Section 8.1(b);

(ii) a certificate of status, compliance, good standing or like certificate with respect to each of the Vendors of the jurisdiction of its incorporation; and

(iii) good, proper and sufficient conveyance documents in the form required under the laws of Mexico to grant, convey and transfer a 100% interest in and to the Bufa Property from the Vendors to Minera Lincoln.

8.2. Conditions for the Benefit of the Vendors

The purchase and sale of the Bufa Property is subject to the following conditions being satisfied at or prior to the Closing, which are for the exclusive benefit of the Vendors and may be waived, in whole or in part, by the Vendors in their sole discretion:

(a) the representations and warranties of the Lincoln Entities contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as if such representations and warranties had been made on and as of such date and each of the Lincoln Entities shall have executed and delivered a certificate to that effect;

(b) the Lincoln Entities shall have fulfilled or complied with all covenants contained in this Agreement to be fulfilled or complied with by them at or prior to the Closing, and each of the Lincoln Entities shall have executed and delivered a certificate to that effect;

(c) receipt of all consents from third parties and stock exchanges that are necessary to complete the transactions contemplated by this Agreement, including, without limitation, the consent of the TSXV;

(d) the Lincoln Entities shall deliver or cause to be delivered the following:

(i) an officer's certificate covering the items referred to in Section 8.2(a) and Section 8.2(b);

(ii) a certificate of status, compliance, good standing or like certificate with respect to each of the Lincoln Entities of the jurisdiction of its incorporation; and

(iii) a certificate representing the Lincoln Mining Shares issued in the name of Almaden pursuant to Section 2.2(a).

9. CLOSING

The completion of the purchase and sale contemplated by this Agreement shall take place at the offices of DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, at 10:00 a.m. on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between Almaden and Lincoln Mining.

10. TERMINATION

This Agreement may, by notice in writing given prior to the Closing, be terminated:

(a) by unanimous consent of the parties;

(b) by the Lincoln Entities if any of the conditions in Section 8.1 have not been satisfied at or prior to the Closing and the Lincoln Entities have not waived such conditions at or prior to the Closing; and

(c) by the Vendors if any of the conditions in Section 8.2 have not been satisfied at or prior to the Closing and the Vendors have not waived such conditions at or prior to the Closing.

In the event this Agreement is terminated for any reason, the Option Agreement (and the El Chapito Letter Agreement) shall remain in full force and effect, unamended.

11. INDEMNIFICATION

11.1. Survival

The representations and warranties contained in this Agreement and the certificates to be delivered pursuant to Section 8.1(a) and Section 8.2(a) will survive the Closing and continue in full force and effect for a period of three years after the Closing Date.

11.2. Indemnification in favour of the Lincoln Entities

The Vendors shall be jointly and severally liable to and shall indemnify and save harmless the Lincoln Entities and their respective directors, officers, employees, shareholders and representatives from any damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with or arising out of:

(a) any breach or inaccuracy of any representation or warranty given by the Vendors contained in this Agreement or the certificates to be delivered pursuant to Section 8.1(a); and

(b) any failure of the Vendors to perform or fulfill any of their covenants or obligations under this Agreement.

11.3. Indemnification in favour of the Vendors

The Lincoln Entities shall be jointly and severally liable to and shall indemnify and save harmless the Vendors and their respective directors, officers, employees, shareholders and representatives from any damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with or arising out of:

(a) any breach or inaccuracy of any representation or warranty given by the Lincoln Entities contained in this Agreement or the certificates to be delivered pursuant to Section 8.2(a); and

(b) any failure of the Lincoln Entities to perform or fulfill any of their covenants or obligations under this Agreement.

12. DISPUTE RESOLUTION

12.1. Settling Disputes

If any dispute, claim, question or difference arises with respect to this Agreement or its performance, enforcement, breach, termination or validity (a "**Dispute**"), the parties will attempt to settle the Dispute through the President or Chief Executive Officer of the parties.

12.2. Arbitration

If the parties do not reach a solution pursuant to Section 12.1 within a period of 15 days following the first notice of the Dispute by any party to another party, then the parties agree that the Dispute shall be finally settled by arbitration in accordance with the rules of the British Columbia International Arbitration Centre, based on the following:

(a) The arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the parties, or in the event of failure to agree within 10 days following delivery of the written notice to arbitrate, each of the parties to the Dispute shall designate an unaffiliated third person within a further 10 days who shall agree upon and appoint an arbitrator. If the unaffiliated parties fail to appoint the arbitrator within such 10 day period, any party may apply to a judge of the Supreme Court of British Columbia to appoint an arbitrator.

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and, in any event, the arbitration award must be made within 60 days of the submission of the Dispute to arbitration.

(c) After written notice is given to refer a Dispute to arbitration, the parties will meet within 15 days of delivery of the notice and will negotiate in good faith any changes in these arbitration provisions or the rules of arbitration which are herein adopted, in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute.

(d) The arbitration award shall be given in writing and shall be final and binding on the parties. The cost of the arbitration will be paid as specified in the award.

13. NOTICE

Any notice or other communication required or contemplated under this Agreement to be given by one party to another party shall be delivered, faxed or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

if to the Vendors:

Almaden Minerals Ltd.
1103-750 West Pender Street
Vancouver, British Columbia, V6C 2T8
Attention: Chief Executive Officer
Fax Number: (604) 689-7645

if to the Lincoln Entities:

Lincoln Mining Corporation
Suite 350-885 Dunsmuir Street
Vancouver, British Columbia, V6C 1N5
Attention: Chief Executive Officer
Fax Number: (604) 688-7307

Any notice delivered or faxed shall be deemed to have been given and received on the business day next following the date of delivery or faxing, as the case may be.

14. MISCELLANEOUS

14.1. This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

14.2. This Agreement contains the entire agreement and understanding of the parties and supersedes all prior agreements or understandings with respect to the subject matter hereof, including without limitation the Property Purchase Agreement.

14.3. No amendment, modification, change or waiver of the terms and conditions of this Agreement will be valid unless made in writing and duly executed by the parties.

14.4. The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may reasonably require of the others in order that the full intent and meaning of this Agreement is carried out.

14.5. This Agreement may be executed by facsimile in one or more separate counterparts, each of which, when so executed, will be deemed to be an original. Such counterparts, taken together, will constitute one and the same document. As soon as reasonably practicable following the execution of this Agreement, the Vendors and the Lincoln Entities will register a Spanish translation of this Agreement at the Mining Public Registry in Mexico.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ALMADEN MINERALS LTD.

Per: ______________________
Authorized Signatory

LINCOLN MINING CORPORATION

Per: ______________________
Authorized Signatory

LINCOLN GOLD CORPORATION

Per: ______________________
Authorized Signatory

MINERA GAVILAN, S.A. DE C.V.

Per: ______________________
Authorized Signatory

MINERA LINCOLN DE MEXICO, S.A. DE C.V.

Per: ______________________
Authorized Signatory

SCHEDULE A

BUFA CLAIMS

CLAIM DETAILS

1. La Bufa

Title No.:	219036
Case file No.:	016/31696
Valid from:	January 31, 2003
Valid to:	January 30, 2053
Surface Area:	1,040.7594 hectares
Location:	Guadalupe y Calvo, Chihuahua

2. La Bufa 1

Title No.:	222724
Case file No.:	016/32275
Valid from:	August 27, 2004
Valid to:	August 26, 2054
Surface Area:	485.000 hectares
Location:	Guadalupe y Calvo, Chihuahua

3. La Bufa 2

Title No.:	223165
Case file No.:	016/32529
Valid from:	October 28, 2004
Valid to:	October 27, 2054
Surface Area:	765.5 hectares
Location:	Guadalupe y Calvo, Chihuahua

SCHEDULE B

EL CHAPITO CLAIMS

El Chapito

Title No.:	164161
Case file No.:	1668
Valid from:	March 5, 1979
Valid to:	March 4, 2029
Surface Area:	20.0000 hectares
Location:	Guadalupe y Calvo, Chihuahua

SCHEDULE C

NET SMELTER RETURNS ROYALTY

1. The Royalty payable to Gavilan (hereinafter called the "Payee"), pursuant to paragraph 3.1 of the Agreement to which this Schedule is attached, by Minera Lincoln (hereinafter called the "Payor") will be 2% of the Net Smelter Revenue (as hereinafter defined) and will be calculated and paid to the Payee in accordance with the terms of this Schedule C. Terms having defined meanings in the Agreement and used herein will have the same meanings in this Schedule as assigned to them in the Agreement unless otherwise specified or the context otherwise requires.

2. The Net Smelter Revenue will be calculated on a calendar quarterly basis and will, subject to paragraph 8, be equal to Gross Revenue less Permissible Deductions for the applicable quarterly period. No Royalty will be due upon bulk samples extracted by the Payor for metallurgical testing purposes during the Payor's exploration or development work on the Bufa Property,

3. In this Schedule C the following words have the following meanings:

(a) "Gross Revenue" means the aggregate of the following amounts received in each quarterly period:

(i) If the Payor causes refined gold (meeting the specifications of the London Bullion Market Association) to be produced from Mineral Products, Net Smelter Revenue shall be paid on the refined gold, as herein provided. For purposes of determining Net Smelter Revenue, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price and the Gross Revenue shall be determined by multiplying Gold Production during the calendar month by the Monthly Average Gold Price for each such month during the quarterly period. As used herein, "Gold Production" shall mean the quantity of refined gold outturned during the calendar month to the Payor's account by an independent third party refinery from Mineral Products, on either a provisional or final settlement basis as used herein. "Monthly Average Gold Price" shall mean the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported;

(ii) If the Payor causes refined silver (meeting the specifications for refined silver subject to the New York Commodity Exchange ("COMEX") Silver Price) to be produced from Mineral Products, Net Smelter Revenue shall be paid on refined silver as herein provided. For purposes of determining Net Smelter Revenue, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price and the Gross Revenue shall be determined by multiplying Silver Production during the calendar month by the Monthly Average Silver Price for each such month during the quarterly period. As used herein, "Silver Production" shall mean the quantity of refined silver outturned during the calendar month to the Payor's account by an independent third party refinery from Mineral Products, on either a provisional or final settlement basis. As used herein, "Monthly Average Silver Price" shall mean the average COMEX Silver Price, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported;

(iii) If the Payor causes refined metals other than refined gold and refined silver to be produced from Mineral Products, Net Smelter Revenue shall be paid on the

refined metal produced as herein provided and the Gross Revenue shall be equal to the amount of the proceeds actually received by the Payor during the quarterly period from the sale of such refined metal.

(iv) If the Payor sells raw ore mined from the Bufa Property or doré or concentrates produced from Mineral Products to an independent third party in an arm's length transaction, then the Gross Revenue shall be equal to the amount of the proceeds actually received by the Payor during the quarterly period from the sale of such raw ore, doré, or concentrates;

(v) If the Payor sells raw ore mined from the Bufa Property or doré or concentrates produced from Mineral Products in other than an arm's length sale to an independent third party, then the Gross Revenue shall be equal to the fair market value of such raw ore, doré or concentrates determined with reference to spot prices quoted on the London Metals Exchange; and

(vi) Any proceeds of insurance on Mineral Products.

(b) "Mineral Products" means the end products derived from the treatment of Minerals removed from the Bufa Property.

(c) "Permissible Deductions" means the aggregate of the following charges (to the extent that they are not deducted by any purchaser in computing payment) that are paid in each quarterly period:

(i) sales charges levied by any sales agent on the sale of Mineral Products;

(ii) transportation costs for Mineral Products from the Bufa Property to the place of smelting and refinement and thence to the place of delivery of Mineral Products to a purchaser thereof, including shipping, freight, handling and forwarding expenses;

(iii) all costs, expenses and charges of any nature whatsoever which are either paid or incurred by the Payor in connection with smelting and refinement of Mineral Products after leaving the Bufa Property, including all weighing, sampling, assaying and representation costs, metal losses, any umpire charges, and any penalties charged by the processor, refinery or smelter; and

(iv) all insurance costs on Mineral Products,

provided that where a cost or expense otherwise constituting a Permissible Deduction is incurred by the Payor in a transaction with a party with whom it is not dealing at arm's length (as that term is defined in the *Income Tax Act* (Canada)), such cost or expense may be deducted, but only as to the lesser of the actual cost incurred by the Payor or the fair market value thereof, calculated at the time of such transaction and under all the circumstances thereof.

4. The Royalty will be calculated and paid within thirty (30) days after the end of each calendar quarter. Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to show the payment's derivation (the "Statement") must be submitted with the payment.

5. If final amounts required for the calculation of the Royalty are not available within the time period referred to in section 4 of this Schedule C, then provisional amounts will be estimated and the Royalty paid on the basis of this provisional calculation. Positive or negative adjustments will be made to the Royalty payment of the succeeding quarterly period.

6. All Royalty payments will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee delivers to the Payor a written notice (the "Objection Notice") describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Payee of the Statement. If the Payee objects to a particular Statement as herein provided, the Payee will, for a period of sixty (60) days after the Payor's receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have the Payor's accounts and records relating to the calculation of the Royalty in question audited by the auditors of the Payee. If such audit determines that there has been a deficiency or an excess in the payment made to the Payee, such deficiency or excess will be resolved by adjusting the next quarterly Royalty payment due hereunder. The Payee will pay all the costs and expenses of such audit unless a deficiency of two and one-half (2-1/2%) percent or more of the amount due is determined to exist. The Payor will pay the costs and expenses of such audit if a deficiency of two and one-half (2-1/2%) percent or more of the amount due is determined to exist. All books and records used and kept by the Payor to calculate the Royalty due hereunder will be kept in accordance with Canadian generally accepted accounting principles. Failure on the part of the Payee to make claim against the Payor for adjustment in such sixty (60) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the Statement and Royalty payments for such quarterly period.

7. At the election of the Payee made in writing at least ninety (90) days prior to the first payment on account of the Royalty (which election may not be rescinded without the consent of the Payor), the Payee may elect to receive the Royalty "in kind", provided that any extra costs or expenses incurred by the Payor as a result of such election and payment of the Royalty in kind will be for the account of the Payee and will be due within thirty (30) days of the receipt of a statement showing charges incurred by the Payor for transportation, smelting or other Permissible Deductions as per section 3(c) hereof, to the extent that such charges are extra costs or expenses and not previously accounted for. If the Payee does not pay such charges when due, the Payor shall have the right, at its election, to deduct the gold equivalent of such charges from the ounces of gold bullion to be credited to the Payee in the following quarter. The Payee agrees to hold harmless the Payor from any liability imposed as a result of the election of the Payee to receive the Royalty "in kind" and from any losses incurred as a result of Payee's trading and hedging activities. The Payee assumes all responsibility for any shortages which occur as a result of the Payee's anticipation of credits to its account in advance of an actual deposit or credit to its account by a refiner or mint.

8. All profits and losses resulting from the Payor engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to Mineral Products which are precious metals (collectively, "Hedging Transactions") are specifically excluded from calculations of the Royalty pursuant to this Schedule C (it being the intent of the parties that the Payor will have the unrestricted right to market and sell Mineral Products to third parties in any manner it chooses and that the Payee will not have any right to participate in such marketing activities or to share in any profits or losses therefrom). All Hedging Transactions by the Payor and all profits or losses associated therewith, if any, will be solely for the Payor's account. The amount of Net Smelter Revenue derived from all Mineral Products subject to Hedging Transactions by the Payor will be determined pursuant to the provisions of this paragraph 8 and not paragraph 2. As to precious metals subject to Hedging Transactions by the Payor, Net Smelter Revenue will be determined without reference to Hedging Transactions and will be determined by using, for gold, the quarterly average price of gold, which will be calculated by dividing the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the calendar quarter in question by the number of days for which such prices were quoted, and for silver, the quarterly average price of silver, which shall be

calculated by dividing the sum of all COMEX prices for silver quoted by and at the closing of COMEX reported for the calendar quarter in question by the number of days for which such prices were quoted, less, in each case, an amount reasonably equivalent to the deductions permitted by paragraph 3(b). Any Mineral Products subject to Hedging Transactions will be deemed to be sold, and revenues received therefrom, only on the date of final settlement of the amount of refined Mineral Products allocated to the account of the Payor by a third party refinery in respect of such transactions.